UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Auddia Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05072K107
(CUSIP Number)

Richard M. Minicozzi c/o Auddia Inc. 5755 Central Avenue, Suite C Boulder, CO 80301 (303) 219-9771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

1	NAMES OF REPORTING PERSONS
Richard M. Minicozzi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,812,945 (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,812,945 (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,812,945 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.97% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

Item 1.  Security and Issuer.

This Schedule 13D is filed with respect to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Auddia Inc., a Delaware corporation (hereinafter “Auddia” or the “Company”). The Company’s principal executive office is located at 5755 Central Avenue, Suite C, Boulder, Colorado 80301.

Item 2.  Identity and Background.

(a), (b) and (c). This Schedule 13D is being filed by Richard M. Minicozzi (“Minicozzi”), whose residence address is 6008 Hood Hollow, Austin, TX, 78731. The principal occupation of Minicozzi is a self-employed real estate developer and investor.

(d) and (e). Minicozzi has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Minicozzi is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

The registration statement for the Company’s initial public offering (the “IPO”) was declared effective on February 16, 2021. The IPO closed on February 19, 2021.

The Company has a line-of-credit with a bank. The available principal balance under the line-of-credit is $6,000,000. The line-of-credit is collateralized by all assets of the Company as well as certain cash assets of two shareholders in control accounts at the lender. One shareholder is Jeffrey Thramann, the Company’s Executive Chairman, whose control account has a balance of $4,000,000. The other shareholder is Minicozzi, whose control account has a balance of $2,000,000.

In exchange for Minicozzi’s collateral arrangement, the Company agreed to pay certain fees to Minicozzi in cash and securities. In connection with the Company’s IPO, Minicozzi agreed to convert all outstanding amounts owed to him under this collateral arrangement into shares of Common Stock.

Minicozzi currently owns (i) 1,750,450 shares of Common Stock and (ii) currently exercisable warrants to purchase 62,495 shares of Common Stock. The warrants have a per share exercise price of $0.87, and expire October 31, 2023.

The number of shares deemed to be beneficially owned has been calculated on the basis of 11,291,829 shares of the Company’s Common Stock outstanding as of February 26, 2021.

Item 4.  Purpose of Transaction.

As of the date of this statement and except as set forth within this statement, the reporting person has no plans or proposals that would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D.

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Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

Item 5.  Interest in Securities of the Issuer.

(a) For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), Minicozzi beneficially owns 1,812,945 shares of Common Stock which constitute 15.97% of the outstanding and issued Common Stock of the Company as of February 26, 2021.

(b) Minicozzi has sole voting and dispositive power with respect to those shares.

(c) As described in Item 3 above, certain amounts owed to Minicozzi pursuant to the collateral arrangement were converted into shares of Common Stock in connection with the Company’s IPO.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

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Schedule 13D
CUSIP No. 05072K107	Auddia Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021

/s/ Richard M. Minicozzi
Richard M. Minicozzi

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